WHX INCREASES OFFER FOR DYNAMICS CORP.
                          OF AMERICA TO $45 PER SHARE;
                      MODIFIES OTHER TERMS OF TENDER OFFER


                  New York, N.Y. -- April 9, 1997 -- WHX Corporation (NYSE:WHX) announced today that its wholly-owned subsidiary SB Acquisition Corp. is amending its tender offer for Dynamics Corporation of America (NYSE:DYA), which was first announced on March 31, 1997, in the following respects:

                  First, it is increasing the price per share being offered from $40 to $45. Concurrently with that change, the price to be paid for all remaining shares in a subsequent cash merger is also being increased from $40 to $45 per share.
                  Second, the number of shares sought to be purchased in the tender offer is being fixed at up to 649,000, or 17% of the outstanding shares. Together with the 2.9% of Dynamics Corp. stock already owned, upon completion of the tender offer the percentage owned by SB Acquisition Corp. would be up to 19.9%. As previously announced, there is no minimum number of shares being sought.

                  Third, a valid tender will no longer require that a tendering stockholder be a record holder as of March 14, 1997 or otherwise hold an irrevocable proxy from a record holder as of that date.

                  As previously announced, WHX intends to solicit proxies at the annual meeting of Dynamics Corp., scheduled for Friday, May 2, 1997, to elect its slate of four nominees to the Board of Directors and to amend the company's by-laws.
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                  WHX believes  that the $45 per share price now being  offered, through SB Acquisition Corp.'s tender offer and through WHX's proposal for a cash merger, represents an attractive price for Dynamics Corp. WHX remains willing to negotiate an amicable agreement to acquire Dynamics Corp. and thereby avoid the necessity of a proxy contest for corporate control. As previously announced, WHX has no plan to increase the ownership stake in CTS Corporation (NYSE:CTS) held by Dynamics Corp. or to change the current relationship between the two companies.


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